

Mail Stop 3030

November 14, 2017

<u>Via E-mail</u>
Andrew Rasdal
Chief Executive Officer
Obalon Therapeutics, Inc.
5421 Avenida Encinas, Suite F
Carlsbad, California 92008

     Re: **Obalon Therapeutics, Inc.**
             Registration Statement on Form S-3
             Filed November 1, 2017
             File No. 333-221264

Dear Mr. Rasdal:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Heather Percival at (202) 551-3498 with any questions.

                          Sincerely,

                          /s/ Heather Percival for

                          Amanda Ravitz
                          Assistant Director
                          Office of Electronics and Machinery

cc: B. Shayne Kennedy
       Latham & Watkins LLP